CRAIG-HALLUM CAPITAL GROUP LLC
222 South Ninth Street, Suite 350
Minneapolis, Minnesota  55402

May 23, 2011

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention: Jessica Plowgian

Re:	Multiband Corporation Registration Statement on Form S-1 (File No. 333-169255)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby joins Multiband Corporation in requesting that the effective date of the above referenced Registration Statement on Form S-1 be accelerated and that such Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Wednesday, May 25, 2011, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, please be advised that between May 17, 2011 and May 25, 2011, as of noon Eastern Time, the undersigned effected approximately the following distribution of copies of the Preliminary Prospectus, dated May 16, 2011:

Institutions	645
Individuals	170
Total	815 Copies

Very truly yours, CRAIG-HALLUM CAPITAL GROUP LLC By: /s/ Rick Hartfiel Name: Rick Hartfiel Its: Director of Investment Banking